                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                       For the Year Ended June 30, 2000

                                      OR

            [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 1-483


                              Title of the Plan -


                       INVESTMENT PLAN FOR EMPLOYEES OF
                               MALLINCKRODT INC.


               Name and Address of the Issuer of the Securities
                          Held Pursuant to the Plan -

                               Mallinckrodt Inc.
                            675 McDonnell Boulevard
                          St. Louis, Missouri  63134

                         Investment Plan for Employees
                             of Mallinckrodt Inc.

                           Financial Statements and
                            Supplemental Schedules

                      Years ended June 30, 2000 and 1999
                       with Independent Auditors' Report

                         Investment Plan for Employees
                              of Mallinckrodt Inc.


                            Financial Statements and
                            Supplemental Schedules

                         Years ended June 30, 2000 and 1999



                                    Contents

Independent Auditors' Report................................      2


Financial Statements

Statements of Net Assets Available for Benefits.............      3
Statements of Changes in Net Assets Available for Benefits..      4
Notes to Financial Statements...............................     5-12

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.............      14

Schedule of Reportable Transactions.........................      15

                                                    Independent Auditors' Report

Plan Administrator
Investment Plan for Employees of
 Mallinckrodt Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Employees of Mallinckrodt Inc. as of June 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 2000 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Stone Carlie & Company L.L.C.

St. Louis, Missouri
December 8, 2000

              Investment Plan for Employees of Mallinckrodt Inc.

                Statement of Net Assets Available for Benefits

                                                                June 30,
                                                     ----------------------------------
                                                        2000                 1999
                                                     --------------    ----------------
Investments at fair value:
    Participant directed                             $390,860,690         $255,998,739
    Non-participant directed                           54,895,953           38,632,732
                                                     --------------    ----------------
Total investments                                     445,756,643          294,631,471
                                                     --------------    ----------------
Receivables:
    Employer contributions                             10,952,930            6,362,407
    Participant contributions                             921,754              689,031
                                                     --------------    ----------------
Total receivables                                      11,874,684            7,051,438
                                                     --------------    ----------------
Net assets available for benefits                    $457,631,327         $301,682,909
                                                     ==============    ================

See notes to financial statements.                                        Page 3

              Investment Plan for Employees of Mallinckrodt Inc.

           Statement of Changes in Net Assets Available for Benefits

                                                                                      Years Ended June 30,
                                                                          ----------------------------------------
                                                                                 2000                 1999
                                                                          -------------------  -------------------
Additions
  Investment income:
    Interest and dividend income                                           $   17,456,322         $   8,212,843
    Realized and unrealized gains, net                                         32,312,292            29,823,915
                                                                          ----------------  --------------------
  Net investment income                                                        49,768,614            38,036,758
                                                                          ----------------  --------------------

  Contributions:
    Employer cash                                                               2,946,564             2,037,227
    Employer common stock                                                      10,842,673             6,277,600
    Participant                                                                25,847,729            16,927,305
                                                                          ----------------  --------------------
  Total contributions                                                          39,636,966            25,242,132
                                                                          ----------------  --------------------

  Transfers from other plans                                                  125,644,563                     -
                                                                          ----------------  --------------------

  Total additions                                                             215,050,143            63,278,890
                                                                          ----------------  --------------------

Deductions
  Cash and stock distributed to participants                                  (56,911,359)          (32,734,614)
  Transfers to other plans                                                     (2,190,366)           (1,788,228)
                                                                          ----------------  --------------------

  Total deductions                                                            (59,101,725)          (34,522,842)
                                                                          ----------------  --------------------

Net increase                                                                  155,948,418            28,756,048

Net assets available for benefits at beginning of year                        301,682,909           272,926,861
                                                                          ----------------  --------------------

Net assets available for benefits at end of year                           $  457,631,327         $ 301,682,909
                                                                          ================    =================

                                                                          Page 4
See notes to financial statements.

              Investment Plan for Employees of Mallinckrodt Inc.

                         Notes to Financial Statements

                             June 30, 2000 and 1999

1.  Description of the Plan

General

This plan description is provided for general information purposes only. Participants should refer to the September 1997 plan summary, which is part of the prospectus for the Investment Plan for Employees of Mallinckrodt Inc. (the
Plan), for a more complete description of the provisions of the Plan. The Plan was established effective July 1, 1970 and has been amended from time to time to incorporate certain changes in plan features and other legislatively required changes. All nonunion employees of Mallinckrodt Inc. (Mallinckrodt or the Company) and certain wholly owned subsidiaries and certain union employees employed in the U.S. or on a U.S. payroll are eligible to participate in the Plan.

Plan Mergers

Effective July 1, 1999, the Nellcor Puritan Bennett Voluntary Investment Plus Plan and the Mallinckrodt 401(k) Profit Sharing Plan for the Hobart Facility were merged into the Plan and net assets of $123,077,429 and $2,567,134, respectively, were merged in the Plan's assets.

Participation and Vesting

Eligible employees may join the Plan immediately upon being hired. Participants are fully vested in all participant and employer contributions and the earnings thereon.

Participants' Accounts

Separate accounts are maintained for each participant. Participant account balances are adjusted daily for contributions, distributions, loans, income, gains, and losses.

Contributions

Participants generally can contribute up to 15 percent of their base salaries on a pre-tax, after-tax, or combined basis. The Company makes matching contributions equal to 20 percent of a participant's eligible contributions. Eligible contributions are limited to 6 percent of a participant's base monthly salary.

The Company may make additional discretionary contributions ("Supermatch") each year as determined by its Board of Directors. Supermatch contributions are made in or invested in Mallinckrodt Inc. common stock. Supermatch contributions may not be withdrawn, borrowed, or transferred from Company stock into another investment fund except to the extent that the value of these contributions credited to the participant's account after June 30, 1997 plus investment return thereon exceeds 15 percent of the total value of the participant's accounts.

              Investment Plan for Employees of Mallinckrodt Inc.

Contributions (continued)

Total employer contributions (including Supermatch) were equal to 96 percent and 84 percent of participants' eligible contributions for the years ended June 30, 2000 and 1999, respectively.

Contributions to the Plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

Fund Asset Valuation

Participants' equity in each investment fund is valued in dollars each business day (valuation date). As of each valuation date, the market value of the assets in each of the investment funds is determined, and the increase or decrease of each fund is allocated to each participant's account invested in that fund, based on the participant's proportionate interest (units or shares) in such fund as of the previous valuation date.

Investments

Participants direct investment of their contributions as well as employer contributions among the following funds:

 .   State Street International Index Fund - This fund invests in equity securities of companies located outside North and South America and is structured to match returns of the Morgan Stanley Capital International Europe, Australia, Far East (EAFE) Index.

 .   AMEX Trust Equity Index Fund II - This fund invests in equity securities of companies with sector and industry weighting similar to the Standard and Poor's 500.

 .   State Street Bond Market Fund - This fund invests primarily in investment grade corporate, governmental and mortgage-backed bonds with the objective of producing current income.

 .   AMEX Trust Money Market Fund II - This fund invests in high quality commercial paper, bankers acceptance obligations, certificates of deposit, and United States Treasury Bills with the object of providing high liquidity, capital preservation, and generating moderate levels of current income.

 .   PBHG Growth Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

              Investment Plan for Employees of Mallinckrodt Inc.

Investments (continued)

 .   Fidelity Low-Price Stock Fund - This mutual fund invests primarily in equity securities of medium size domestic companies with the objective of long-term capital growth.

 .   IDS New Dimensions Fund - This mutual fund invests primarily in equity securities of medium to large companies with the objective of long-term capital growth.

 .   Dodge & Cox Fund - This mutual fund invests principally in the common stock of large companies with the objective of long-term capital growth.

 .   Mallinckrodt Stock Fund - This fund is invested in Mallinckrodt Inc. common stock.

 .   Lifestyle Funds (Aggressive, Moderate, and Conservative) - These funds invest among the other fund options of the Plan in order to maintain an overall investment asset allocation commensurate with either an aggressive, moderate or conservative risk profile. Investments in the component funds are periodically rebalanced in order to maintain the desired risk profile amid market fluctuations.

 .   Stable Value Fund - This fund invests in Guaranteed Investment Contracts issued by insurance companies and in the American Express Income Fund II. The investment objective is to preserve principal and provide current income.

Withdrawals

Participants may withdraw their balances in the Plan upon retirement, termination of employment, or becoming disabled as defined by the Plan. Upon termination of employment with Mallinckrodt or its affiliates, plan participants generally may elect to receive a full or partial distribution, or may elect to maintain their balances in the Plan.

Active participants can make hardship withdrawals of employee contributions in certain circumstances and can make withdrawals of employer contributions on a hardship or non-hardship basis. All such withdrawals are subject to various restrictions, including Supermatch restrictions, and may be subject to income tax penalties.

              Investment Plan for Employees of Mallinckrodt Inc.

Loans to Participants

Participants may obtain loans from their plan accounts subject to certain terms, as defined by the Plan. General purpose loans are made for periods of one to five years and residential loans are made for periods of one to ten years. The interest rate charged is the prime rate quoted in The Wall Street Journal on the first business day of the month in which the loan is approved. Principal and interest payments are made by payroll deductions or in lump-sum repayments and are invested in the same manner as current contributions.

Plan Expenses

All expenses incurred in connection with acquisition or disposition of securities and the operation of the investment funds, as well as the mutual funds offered under the Plan, are charged directly against those funds and their investment returns. All other administrative expenses of the Plan, such as recordkeeping and disbursing expenses, trustee fees, counsel and accountant expenses, and communication charges incurred by the Company for plan operations, are charged to and paid by the Plan and allocated against participants' accounts. The maximum administration charge against participant accounts is limited to $60 per participant per plan year. In addition, specific transaction charges, such as loan fees directed by participants, are charged to participant accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

Plan accounting records are maintained on the accrual basis.

Investments

Investments in mutual funds are valued at quoted market prices. Investments in the other funds except for the Stable Value Fund are valued at the quoted market prices of the underlying securities. Investments in the Stable Value Fund include insurance contracts valued at contract value, which approximates market value.

Investment in the Stable Value Fund

At June 30, 2000 and 1999, the Stable Value Fund includes investments in the American Express Trust Income Fund II and a guaranteed interest contract with Transamerica Occidental Life Insurance Company (Transamerica). The contract with Transamerica, dated November 2, 1989, provides guaranteed rates of interest to be set annually on all new monies invested over the contract term. The rate for each of the contract years beginning January 1, 2000 and 1999 is 6.85 percent and 6.5 percent, respectively, net of investment management fees.

              Investment Plan for Employees of Mallinckrodt Inc.

Investment in the Stable Value Fund (continued)

Because of limitations contained within insurance contracts held in the Stable Value Fund, the plan administrator may be required to limit transfers from that fund to minimize adverse market value adjustments. Also, the Stable Value Fund prohibits direct transfers to the AMEX Trust Money Market Fund II. Transfers from the Stable Value Fund to the AMEX Trust Money Market Fund II must be directed through another fund for 90 days before final transfer to the AMEX Trust Money Market Fund II.

Security Transactions

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Plan Termination

Although Mallinckrodt has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan terminates, participants will be entitled to receive a complete distribution of the balances held in their respective plan accounts. Because all plan assets are allocated to plan participants and a participant's benefit under the Plan equals the value of the participant's account balance, the Plan is not subject to the insurance provisions of the Pension Benefit Guarantee Corporation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts within the financial statements, as well as amounts disclosed in the notes. While the Company uses its best estimates and judgments, actual results could differ from those estimates.

3.  Investments

The following presents investments of the Plan, including investments that represent 5 percent or more of the Plan's net assets.

                                                                                       Year Ended June 30,
                                                                              ---------------------------------------
                                                                                  2000                     1999
                                                                              ----------------         --------------
     Participant directed investments:
        State Street International Index Fund
           (shares - 366,500 and 313,363, respectively)                       $    5,533,055           $    4,064,949
        American Express Trust Equity Index Fund II
           (shares - 2,947,193 and 2,647,111,                                    116,979,994               98,390,451
           respectively)
        State Street Bond Fund
           (shares - 365,630 and 299,984, respectively)                            4,574,037                3,612,109
        American Express Trust Money Market Fund II
           (shares - 18,148,277 and 3,656,970, respectively)                      18,148,277                3,656,970
        PBHG Growth Fund
           (shares - 774,268 and 301,037, respectively)                           41,609,167                8,230,371
        Fidelity Low-Price Stock Fund
           (shares - 412,740 and 348,119, respectively)                            9,847,982                8,542,853
        IDS New Dimensions Fund (Y)
           (shares - 1,307,409 and 531,681, respectively)                         48,204,165               17,216,895
        Dodge & Cox Stock Fund
           (shares - 276,252 and 115,276, respectively)                           25,649,984               12,489,017
        AMEX Aggressive Fund
           (units - 1,034,134 and 843,651, respectively)                          18,186,276               11,714,938
        AMEX Moderate Fund
           (units - 1,408,074 and 448,252, respectively)                          23,535,822                5,940,232
        AMEX Conservative Fund
           (units - 195,054 and 219,910, respectively)                             2,670,873                2,880,382
         Stable Value Fund
            (units - 5,127,089 and 6,072,561, respectively)                       62,729,929               69,858,742
        Loans to participants                                                     13,191,129                9,400,830
                                                                              --------------           --------------
           Total participant directed investments                                390,860,690              255,998,739
                                                                              --------------           --------------

     Nonparticipant directed investments:
        Mallinckrodt Stock Fund
           (units - 5,668,142 and 4,657,352, respectively)                        54,895,953               38,632,732
                                                                              --------------           --------------
                  Total investments                                           $  445,756,643           $  294,631,471
                                                                              ==============           ==============

4. Nonparticipant Directed Investments

The changes in net assets relating to the Mallinckrodt Stock Fund, a nonparticipant directed investment, are as follows:

                                                                             Year Ended June 30,
                                                                     ------------------------------------
                                                                         2000                    1999
                                                                     ------------            ------------
Investment Income
  Interest and dividend income                                       $    950,157            $    512,016
  Realized and unrealized gains, net                                    8,843,051               8,435,531
                                                                     ------------            ------------
     Net investment income                                              9,793,208               8,947,547
                                                                     ------------            ------------

Contributions
  Employer cash                                                           135,022                 153,461
  Employer common stock                                                10,842,557               6,277,600
  Employee                                                              1,634,546               1,554,858
                                                                     ------------            ------------
     Total contributions                                               12,612,125               7,985,919
                                                                     ------------            ------------

Cash and stock distributed to participants                             (3,356,178)             (3,281,200)
Net transfers from (to) participant directed investments                1,779,360              (2,243,253)
                                                                     ------------            ------------
                                                                       (1,576,818)             (5,524,453)
                                                                     ------------            ------------

   Net increase                                                        20,828,515              11,409,013

Nonparticipant directed investments including
     contributions receivable at beginning of year                     44,953,958              33,544,945
                                                                     ------------            ------------

Nonparticipant directed investments including
     contributions receivable at end of year                           65,782,473              44,953,958

Less contributions receivable directed to
     nonparticipant directed investments                              (10,886,520)             (6,321,226)
                                                                     ------------            ------------
Nonparticipant directed investments at end of year                   $ 54,895,953            $ 38,632,732
                                                                     ============            ============


5.  Federal Income Tax Status

On September 26, 1995, the Internal Revenue Service advised that the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the Investment Trust for Employees of Mallinckrodt Inc., as amended, established thereunder is exempt from federal income taxation under Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualification. The plan administrator and Mallinckrodt's legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.  Transactions With Parties-in-Interest

The only transactions with parties-in-interest were purchases and sales of assets through AMEX. AMEX's fees are based on customary and reasonable rates for such services and are paid by the Plan.

7.  Transfers To Other Plans

The account balances of participants employed by certain divisions or subsidiaries divested by the Company were transferred directly to the 401(k) plans of the acquiring corporations. Such transfers to other plans were $2,190,366 and $1,788,228 for the years ended June 30, 2000 and 1999, respectively.

8.  Subsequent Event

Effective October 17, 2000, Mallinckrodt Inc. was acquired by a subsidiary of Tyco International Ltd. As a result of this acquisition, the Plan's investment in shares of Mallinckrodt Inc. common stock was converted into shares of Tyco International Ltd. common stock.

              Investment Plan for Employees of Mallinckrodt Inc.



                             Supplemental Schedules

              Investment Plan for Employees of Mallinckrodt Inc.

                Schedule of Assets Held for Investment Purposes

                                 June 30, 2000

Identity of Issuer,                                                                                     Fair
 or Party Involved                                            Description             Cost             Value
-----------------------------------------------------    -----------------------    -------------   --------------------
American Express Trust Money Market Fund II              18,148,277 shares           $18,148,277     $18,148,277

American Express Trust Equity Index Fund II              2,947,193 shares             85,439,132     116,979,994

State Street Daily Bond Fund Series C                    365,630 shares                4,420,473       4,574,037

State Street International Index Fund                    366,500 shares                4,430,989       5,533,055

Dodge & Cox Stock Fund                                   276,252 shares               29,133,520      25,649,984

Fidelity Low-Price Stock Fund                            412,740 shares                9,521,917       9,847,982

IDS New Dimensions Fund (Y)                              1,307,409 shares             43,013,751      48,204,165

Mallinckrodt Stock Fund                                  5,668,142 units              38,430,001      54,895,953

Stable Value Fund                                        5,127,089 units              55,731,453      62,729,929

AMEX Conservative Fund                                   195,054 units                 2,405,014       2,670,873

AMEX Moderate Fund                                       1,408,074 units              18,276,455      23,535,822

AMEX Aggressive Fund                                     1,034,134 units              12,999,061      18,186,276

PBHG Growth Fund                                         774,268 shares               36,979,044      41,609,167

Participant Loans                                        Interest from 6.0%
                                                           to 10.5% due
                                                           through 2010                        -      13,191,129




See independent auditors' report.                                     Page 14

              Investment Plan for Employees of Mallinckrodt Inc.

                      Schedule of Reportable Transactions

                           Year Ended June 30, 2000

         Category (iii) Series of Transactions in Excess of 5% of the
           Current Value of Plan Assets at the Beginning of the Year


                                                                            Selling/                   Current Value
                               Description     Number of      Purchase      Maturity                   on Transaction       Net
 Identity of Party Involved     of Asset      Transactions     Price         Price      Cost of Asset       Date         Gain (Loss)
----------------------------  -------------  --------------  ----------    ----------   -------------  ---------------  ------------
Mallinckrodt Inc.             Stock          110 purchases    $17,994,648               $17,994,647     $17,994,647
                                             147 sales                     $11,216,934   15,646,023      11,216,934     ($4,429,089)

See independent auditors' report.                                        Page 15

                                Signature Page

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned, the persons who administer the Employee Benefit Plan and who are duly authorized, have caused this annual report to be signed.

               Investment Plan for Employees of Mallinckrodt Inc.
                          Employee Benefits Committee

           Signature                            Title                          Date
----------------------------------------------------------------------------------------
DAVID R. KUPFERER                                                      January 4, 2001
-------------------------------
David R. Kupferer                Vice President, Human Resources

JOHN J. RIORDAN                                                        January 4, 2001
-------------------------------
John J. Riordan                  Vice President, Employee Benefits